Exhibit 99.1

NICE is Reinventing Customer Service at Interactions/ICUC, the Largest
Customer Service Industry Event

Over 2,000 attendees will gather in Las Vegas to hear from industry leaders like Comcast and
Humana on how organizations are using NICE and inContact technology to reinvent customer service

Hoboken, N.J., April 3, 2017 – NICE (Nasdaq:NICE) today announced that the leading customer conferences, Interactions and ICUC (inContact user conference), are coming together for the first time as the largest event of its kind in the industry. Building upon the success of both programs, this year’s conference will attract over 2,000 industry experts and customer service leaders. The event boasts a rich and diverse agenda, with over 130 sessions, more than half of which will be led by customers sharing their real experiences with NICE and inContact solutions.

Laura Cullen, Vice President of Operational Reporting and Analytics for Comcast Cable’s Northeast Division, and Geeta Wilson, Vice President, Consumer Experience – Enterprise Transformation at Humana Inc., will deliver the keynote remarks at the general sessions, while award winning actor Alec Baldwin will take the main stage to close out the event.

Attendees can choose from a variety of tracks that will address the major opportunities and trends in customer service, and will discuss best practices in going through the various transformations organizations face today including data, digital, and cloud transformations. This year’s hot topics include Transforming Customer Experience, Omnichannel Customer Journey, Adaptive Workforce Optimization, Analytics With No Limits, Process Automation, and Cloud Technologies.

Interactions-ICUC 2017 will focus on how organizations can deliver an outstanding customer experience, improve business results, and ensure compliance. All attendees will have the opportunity to:

•	Learn from industry experts as they discuss key trends and opportunities in the market
•	Gain thought-provoking insight into the future of customer interactions and their impact on businesses today
•	Network and share valuable content from real issues with peers and colleagues
•	Discover NICE and inContact’s technology roadmaps and vision to learn about the powerful combination of omnichannel routing, workforce optimization, and analytics in one integrated solution

Barak Eilam, CEO, NICE:
“Interactions-ICUC 2017 is the industry’s largest and most exciting customer conference. We expect a broad range of attendees from across verticals and with varying interests within the customer experience domain – and we’re confident that each and every one of them will go home invigorated and informed on how they can bring change to their organizations that will help reinvent customer service.”

Paul Jarman, CEO, inContact, a NICE company:
“Our customers have a tremendous opportunity with this year’s joint conference, Interactions-ICUC 2017. This year’s conference will feature more customers sharing their successes and key learnings. Because inContact and NICE are both recognized as industry leaders, this is an event not to be missed.”

At Interactions-ICUC 2017, participants can build their own tailored agendas, including selecting from a handful of executive forums, education sessions, and the one-day preconference. They will also see the latest innovations from NICE and inContact at the Solutions Showcase.

The event will take place May 8-10 at The Cosmopolitan in Las Vegas. Early-bird registration ends April 7. For more details and to register, go to: http://www.nice.com/interactions or icuc.incontact.com.

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

About inContact, a NICE company
inContact is the cloud contact center software leader, with the most complete, easiest and most reliable solution to help organizations achieve their customer experience goals. Recognized as a market leader by Gartner, IDC, Frost & Sullivan, Ovum and DMG, inContact continuously innovates in the cloud and is the only provider to offer a complete solution that includes the customer interaction cloud, an expert service model and the broadest partner ecosystem. inContact is a part of NICE (Nasdaq: NICE), the worldwide leading provider of both cloud and on-premises enterprise software solutions, helping organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. For more about NICE, visit www.nice.com. To learn more about inContact, visit www.incontact.com.

NICE Corporate Media Contact
Erik Snider, +1 551 256 5274, erik.snider@nice.com

inContact Media Contact:
Gavin Gustafson, +1-801-320-3323 (MT), gavin.gustafson@incontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Eilam and Mr. Jarman, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.